FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               February 10, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Board Changes
              10 February, 2003




10 February 2003



BRITISH ENERGY BOARD CHANGES



Further to the announcement on 28th November 2002 that Dr Robin Jeffrey had stepped down as Chairman and Chief Executive of British Energy, he has now resigned as a Director with immediate effect. His employment with British Energy will terminate on 15th February 2003.



Mr Peter Stevenson has decided to step down as a Non-Executive Director following the EGM on 10th February 2003. Mr Stevenson joined British Energy prior to privatisation and has made a major contribution to the Board over many years. British Energy would like to thank him for the considerable role he has played in the company's development. His contribution has been much appreciated.



Duncan Hawthorne, currently Executive Director and CEO of Bruce Power will relinquish his executive duties when the sale of British Energy's major interest in Bruce Power is completed. Mr Hawthorne was a key member of the team when Bruce Power was acquired and he is to be commended on his considerable achievements at Bruce Power.



Mr Hawthorne will remain on the Board of British Energy as a Non-Executive Director. He will continue to provide the British Energy Board with nuclear operating experience during this transitional period.





For further information please contact:


Andrew Dowler                                        020 7831 3113
Financial Dynamics


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 10, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations